                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            ICG Communications, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449246107
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                              Joyce J. Mason, Esq.
                          General Counsel and Secretary
                                 IDT Corporation
                                520 Broad Street
                            Newark, New Jersey 07102
                                 (973) 438-1000
    -------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 2, 2001
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                                 (Page of pages)

                                  SCHEDULE 13D

CUSIP No. 449246107
          ----------
_______________________________________________________________________________

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     IDT Corporation
     22-3415036
_______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group                (a) / /
                                                                     (b) /X/
_______________________________________________________________________________

3.   SEC Use Only
_______________________________________________________________________________

4.   Source of Funds
     AF
_______________________________________________________________________________

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                      / /
_______________________________________________________________________________

6.   Citizenship or Place of Organization
     Delaware
_______________________________________________________________________________

                         7.   Sole Voting Power
                              0
                         ______________________________________________________
Number of Shares
  Beneficially           8.   Shared Voting Power
 Owned by Each                38,098,944
Reporting Person         ______________________________________________________
     With
                         9.   Sole Dispositive Power
                              0
                         ______________________________________________________

                         10.  Shared Dispositive Power
                              38,098,944
_______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     38,098,944
_______________________________________________________________________________

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                             / /
_______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row 11
     42.3%
_______________________________________________________________________________

14.  Type of Reporting Person
     CO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 449246107
          ----------
_______________________________________________________________________________

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     IDT Investments Inc.
     88-0469107
_______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group                (a) / /
                                                                     (b) /X/
_______________________________________________________________________________

3.   SEC Use Only
_______________________________________________________________________________

4.   Source of Funds
     OO
_______________________________________________________________________________

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                      / /
_______________________________________________________________________________

6.   Citizenship or Place of Organization
     Nevada
_______________________________________________________________________________

                         7.   Sole Voting Power
                              0
                         ______________________________________________________
Number of Shares
  Beneficially           8.   Shared Voting Power
 Owned by Each                38,098,944
Reporting Person         ______________________________________________________
     With
                         9.   Sole Dispositive Power
                              0
                         ______________________________________________________

                         10.  Shared Dispositive Power
                              38,098,944
_______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     38,098,944
_______________________________________________________________________________

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                             / /
_______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row 11
     42.3%
_______________________________________________________________________________

14.  Type of Reporting Person
     CO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 449246107
          ----------
_______________________________________________________________________________

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Howard S. Jonas
_______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group                (a) / /
                                                                     (b) /X/
_______________________________________________________________________________

3.   SEC Use Only
_______________________________________________________________________________

4.   Source of Funds
     N/A
_______________________________________________________________________________

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                      / /
_______________________________________________________________________________

6.   Citizenship or Place of Organization
     United States
_______________________________________________________________________________

                         7.   Sole Voting Power
                              0
                         ______________________________________________________
Number of Shares
  Beneficially           8.   Shared Voting Power
 Owned by Each                38,098,944
Reporting Person         ______________________________________________________
     With
                         9.   Sole Dispositive Power
                              0
                         ______________________________________________________

                         10.  Shared Dispositive Power
                              38,098,944
________________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     38,098,944
_______________________________________________________________________________

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                             / /
_______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row 11
     42.3%
_______________________________________________________________________________

14.  Type of Reporting Person
     IN
_______________________________________________________________________________

              Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 1 (this "Amendment") to the Schedule 13D filed by IDT Corporation, IDT Investments Inc. and Howard S. Jonas on April 30, 2000 (the "Original
Schedule 13D") with the Securities Exchange Commission relating to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of ICG Communications, Inc., a Delaware corporation (the "Issuer"). In this Amendment, the undersigned amend and restate the entire text of Items 3, 5 and 6, and supplement the text of Item 7.

 Item 3.     Source and Amount of Funds or other Consideration.

              On April 18, 2001, IDTI issued to TP Management, Inc., a Delaware corporation ("TP Management") 7,500 shares of the Class B Common Stock, par value $.01 per share, of IDTI ("IDTI Class B Common Stock") and 30,000 shares of the Series A Convertible Preferred Stock, par value $.01 per share, of IDTI ("IDTI Convertible Preferred Stock") in exchange for the transfer from TP Management to IDTI of (i) 50,000 shares of the Issuer's 8% Series A-1 Convertible Preferred Stock, par value $0.01 per share ("Issuer Series A-1 Convertible Preferred Stock") and (ii) a Warrant to purchase an aggregate of 6,666,667 shares of Issuer Common Stock (the "LMC Warrant"). The foregoing transaction (the "LMC Exchange") was completed pursuant to the terms of the Stock Exchange Agreement, dated as of April 18, 2001, by and among IDTI, IDTC, IDT America, Corp., a New Jersey corporation ("IDT America"), 225 Old NB Road, Inc., a New Jersey corporation ("225 Old NB Road"), 226 Old NB Road, Inc., a New Jersey corporation ("226 Old NB Road"), 60 Park Place Holding Company, Inc., a New Jersey corporation ("60 Park Place"), Liberty Media Corporation, a Delaware corporation ("LMC"), Microwave Holdings, L.L.C., a Delaware limited liability company ("Microwave Holdings") and TP Management (the "LMC Exchange Agreement"). In addition, pursuant to the terms of the Certificate of Designation, each share of Issuer Series A-1 Convertible Preferred Stock was automatically converted into a share of the Issuer's 8% Series A-3 Convertible Preferred Stock, par value $0.01 per share ("Issuer Series A-3 Convertible Preferred Stock") upon transfer of the Issuer Series A-1 Convertible Preferred Stock from TP Management to IDTI.

              Simultaneously with the LMC Exchange, and also pursuant to the terms of the LMC Exchange Agreement, IDTI issued to Microwave Holdings 7,500 shares of IDTI Class B Common Stock and 30,000 shares of IDTI Convertible Preferred Stock in exchange for the transfer from Microwave Holdings to IDTI of all of the issued and outstanding capital stock of Microwave Services, Inc., a Delaware corporation ("MSI") that is the record owner of 21,436,689 shares of the Class A Common Stock, par value $0.01 per share ("Teligent Common Shares"), of Teligent, Inc., a Delaware corporation ("Teligent").

                                  Page of Pages

              The foregoing summary of the terms of the LMC Exchange Agreement is qualified in its entirety by reference to the full text of the LMC Exchange Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

              On May 2, 2001, a stock exchange agreement (the "HMTF Stock Exchange Agreement") was entered into, by and among IDTI, IDTC , IDT America, IDT Ventures Inc., a Delaware corporation ("IDTV"), HM4 Teligent Qualified Fund, LLC, a Delaware limited liability company, HM4 Teligent Private Fund, LLC, a Delaware limited liability company, HM 4-SBS Teligent Coinvestors, LLC, a Delaware limited liability company, HM PG-IV Teligent, LLC, a Delaware limited liability company, HM 4-EQ Teligent Coinvestors, LLC, a Delaware limited liability company (collectively, the "HMTF Teligent Entities") and HM4 ICG Qualified Fund, LLC, a Delaware limited liability company, HM4 ICG Private Fund, LLC, a Delaware limited liability company, HM PG-IV ICG, LLC, a Delaware limited liability company, HM 4-SBS ICG Coinvestors, LLC, a Delaware limited liability company, and HM 4-EQ ICG Coinvestors, LLC, a Delaware limited liability company (collectively, the "HMTF ICG Entities" and, together with the HMTF Teligent Entities, the "HMTF Entities"). On May 4, 2001, IDTC issued a press release announcing the execution of the HMTF Stock Exchange Agreement. A copy of that press release, filed herewith as Exhibit 7, is incorporated herein by reference.

              Pursuant to the terms of the HMTF Stock Exchange Agreement, IDTI agreed to issue 8,188 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of IDTI ("IDTI Series B Convertible Preferred Stock") to the HMTF ICG Entities on the closing date in exchange (the "HMTF Exchange") for the transfer from the HMTF ICG Entities to IDTI on the closing date of 23,000 shares of the 8% Series A-2 Convertible Preferred Stock, par value $0.01 per share, of ICG ("Issuer Series A-2 Convertible Preferred Stock") and warrants to purchase an aggregate of 3,066,667 shares of common stock, par value $0.01 per share, of ICG ("HMTF Warrants"). In addition, pursuant to the terms of the Certificate of Designation, each share of Issuer Series A-2 Convertible Preferred Stock will be automatically converted into a share of the Issuer Series A-3 Convertible Preferred Stock upon transfer of the Issuer Series A-2 Convertible Preferred Stock from the HMTF ICG Entities to IDTI.

              Simultaneously with the HMTF Exchange, and also pursuant to the terms of the HMTF Stock Exchange Agreement, IDTI agreed to issue 10,007 shares of IDTI Series B Convertible Preferred Stock to the HMTF Teligent Entities on the closing date in exchange for the transfer from the HMTF Teligent Entities to IDTI on the closing date of 219,998 shares of Series A 7-3/4 % Convertible Preferred Stock due 2014, par value $0.01 per share, of Teligent. The Teligent Common Shares are thereby indirectly beneficially owned by the Reporting Persons and represent approximately 54.4% of the 42,583,265 shares of Teligent's Class A Common Stock issued and outstanding as of March 26, 2001 (as reported in Teligent's Annual Report on Form 10-K for the year ended December 31, 2000).



                                  Page of Pages

              The closing of the HMTF Exchange will occur pursuant to the terms of the HMTF Stock Exchange Agreement subject to the conditions set forth in the HMTF Stock Exchange Agreement.

              As a result of the acquisitions contemplated hereby the Reporting Persons have succeeded to various contractual rights (referenced in Item 6).

              The foregoing summary of the terms of the HMTF Exchange Agreement is qualified in its entirety by reference to the full text of the HMTF Exchange Agreement, a copy of which is included as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 5.       Interest in Securities of the Issuer.

              As of the date hereof, IDTI is the direct beneficial owner of (i) 73,000 shares of Issuer Series A-3 Convertible Preferred Stock and (ii) the LMC Warrant to purchase an aggregate of 6,666,667 shares of Issuer Common Stock and the HMTF Warrants to purchase an aggregate of 3,066,667 shares of Issuer Common Stock (collectively, the "Issuer Warrants"). The 73,000 shares of Issuer Series A-3 Convertible Preferred Stock are currently convertible into 28,365,610 shares of Issuer Common Stock which, together with the 9,733,334 shares of Issuer Common Stock for which the Issuer Warrants are exercisable, constitute the Shares. The Shares represent, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, beneficial ownership of approximately 42.3% of the Issuer's issued and outstanding shares of Common Stock (based on 52,045,443 shares of Issuer Common Stock issued and outstanding as of November 17, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 20, 2000, and assuming conversion of the 73,000 shares of Issuer Series A-3 Convertible Preferred Stock and exercise of the Issuer Warrants). Consequently, as of the date hereof, IDTI may be deemed to be the direct beneficial owner of the 38,098,944 shares of Issuer Common Stock constituting the Shares.

              IDTC does not directly beneficially own any shares of Issuer Common Stock. IDTC is the indirect beneficial owner of the 38,098,944 Shares beneficially owned by IDTI.

              Howard S. Jonas does not directly beneficially own any shares of Issuer Common Stock. As of April 18, 2001, Howard S. Jonas beneficially owned 9,817,488 shares of Class A Common Stock, par value $0.01 per share, of IDTC, representing approximately 27.1% of the outstanding shares of IDTC and approximately 52.7% of the combined voting power of IDTC. Mr. Jonas is the indirect beneficial owner of the 38,098,944 Shares beneficially owned by IDTC and IDTI.

                                  Page of Pages

              To the best knowledge of IDTC and IDTI, except as described herein with respect to Mr. Jonas, none of the persons listed on Schedules I and II to this Statement (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Issuer Common Stock.

              The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

              (b) Subject to the arrangements described in Item 6 below, by virtue of his ownership of shares of IDTC representing approximately 52.7% of the combined voting power of IDTC, Mr. Jonas has the power to direct IDTC's and IDTI's power to vote, or dispose of, the Shares.

              (c) Except for the acquisition by the Reporting Persons of beneficial ownership of the Shares pursuant to the LMC Exchange Agreement and HMTF Exchange Agreement as previously described in Item 3 above, no transactions in Issuer Common Stock have been effected by the Reporting Persons or, to the best of IDTC's knowledge, by any of the directors and executive officers of IDTC named in Schedule I, or, to the best of IDTI's knowledge, by any of the directors and executive officers of IDTI named in Schedule II during the past 60 days.

              (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock beneficially owned by the Reporting Persons.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules I and II to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules I and II to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Registration Rights Agreement

                                  Page of Pages

              The Issuer, LMC, the HMTF ICG Entities and the initial holders of the Issuer Series A-3 Convertible Preferred Stock are parties to a Registration Rights Agreement (the "Registration Rights Agreement").

              Pursuant to the Registration Rights Agreement the Issuer agreed to effect six "demand" registrations at the request of the holders of a majority of the Registrable Securities (as defined below) held by LMC and its affiliates and any direct or indirect transferee of any Registrable Securities held by LMC or its affiliates, provided that each such demand registration must be in respect of Registrable Securities with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. The holders of a majority of the Registrable Securities held by LMC and its affiliates were given the right to make two additional demands for registration following the exercise of all or a portion of the LMC Warrant.

              The Registration Rights Agreement also provides that the Issuer effect three "demand" registrations at the request of the holders of a majority of the Registrable Securities (as defined below) held by the HMTF ICG Entities and any direct or indirect transferee of any Registrable Securities held by the HMTF ICG Entities, provided that each such demand registration must be in respect of Registrable Securities with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. The holders of a majority of the Registrable Securities held by the HMTF ICG Entities were given the right to one additional demand for registration following the exercise of all or a portion of the HMTF Warrant.

              In addition, the holders of Registrable Securities have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act"). The holders of a majority of the Registrable Securities held by LMC and its affiliates and the holders of a majority of the Registrable Securities held by the HMTF ICG Entities were given the right to request a shelf registration of specified portions of the Registrable Securities.

              "Registrable Securities" means (a) the Registrable Common Stock (as defined below) and (b) any securities of the Issuer or any successor entity into which Registrable Common Stock may hereafter be converted or changed until such time that such securities are no longer outstanding or, in certain cases, no longer require registration. "Registrable Common Stock" means (a) shares of Common Stock issued or issuable upon conversion of shares of Issuer Series A-1 Convertible Preferred Stock, Issuer Series A-2 Convertible Preferred Stock or Issuer Series A-3 Convertible Preferred Stock (collectively, "Issuer Series A Preferred Stock") plus any additional shares of Issuer Series A Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Issuer Series A Preferred Stock, plus any additional shares of Common Stock issued with respect to such issued shares of Common Stock in connection with any stock splits, stock dividends, or similar events with respect to the Common Stock, (b) shares of Common Stock issued or issuable upon exercise of the Issuer Warrants, plus any additional shares of Common Stock issued in respect of such issued shares of Common Stock in connection with any stock split, stock dividend or similar event with respect to the

                                  Page of Pages

Common Stock and (c) any shares of Common Stock owned by a holder that are restricted securities within the meaning of Rule 144 or all such shares if such holder reasonably believes at such time that it may be deemed to be an "affiliate" (as that term is defined in Rule 144 under the Securities Act) of the Issuer.

              The Registration Rights Agreement is incorporated by reference as
Exhibit 2 to this Statement, and the foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Certificate of Designation

              As contemplated by the Purchase Agreement, the board of directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create the three subseries of Issuer Series A Preferred Stock. Except with respect to director designation rights, the powers, preferences and relative, participating, optional and other special rights of each subseries of Issuer Series A Preferred Stock are identical.

              Under the Certificate of Designation, the shares of Issuer Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock and to each other class of capital stock or preferred stock of the Issuer (other than the Preferred Stock Mandatorily Redeemable 2009 of the Issuer), the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Issuer Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with the Preferred Stock Mandatorily Redeemable 2009 of the Issuer and with each other class of capital stock or series of preferred stock of the Issuer issued by Issuer in compliance with the applicable provisions in the Certificate of Designation, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Issuer Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer in compliance with the applicable provisions in the Certificate of Designation, the terms of which expressly provide that such class or series will rank senior to the shares of Issuer Series A Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution of the Issuer.

              Holders of shares of Issuer Series A Preferred Stock are entitled to receive with respect to each share of Issuer Series A Preferred Stock dividends at a rate per annum of 8% of the then-effective Liquidation Preference. "Liquidation Preference" means, initially, an amount equal to $10,000 per share of Issuer Series A Preferred Stock plus accrued and unpaid dividends, subject to adjustments in accordance with the provisions of the Certificate of Designation. Such dividends shall be cumulative from the date of issuance of the Issuer Series A Preferred Stock and shall be payable quarterly in arrears (each quarterly

                                  Page of Pages
payment date, a "Dividend Payment Date"). On each Dividend Payment Date, commencing on the June 30, 2000 Dividend Payment Date, to and including the June 30, 2005 Dividend Payment Date, accrued dividends on a share of Issuer Series A Preferred Stock for the preceding Dividend Period shall be added cumulatively to, and thereafter remain a part of, the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on September 30, 2005, to the holders of record of Issuer Series A Preferred Stock as of the close of business on the applicable Dividend Record Date (as defined in the Certificate of Designation). Accrued Dividends that are not paid in full in cash on any Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

              Holders of shares of Issuer Series A Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Issuer Series A Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the "Conversion Price" in effect at the time of conversion. The initial Conversion Price is $28.00 per share, and is subject to adjustment upon the occurrence of certain events.

              The shares of Issuer Series A Preferred Stock may be redeemed at any time commencing on or after June 30, 2005, in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Dividend (as defined in the Certificate of Designation) if applicable) plus accrued and unpaid dividends from the last Dividend Payment Date to the date fixed for redemption. Shares of Issuer Series A Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on June 30, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference (after giving effect to the Special Dividend, if applicable), plus accrued and unpaid dividends thereon from the last Dividend Payment Date to the date of mandatory redemption.

              If a Change of Control (as defined in the Certificate of Designation) occurs prior to June 30, 2005, an amount equal to the Special Dividend will be added to the Liquidation Preference of each share of Issuer Series A Preferred Stock. The Special Dividend, for each share of Issuer Series A Preferred Stock, is the difference between (i) $14,859.47 (as that number may be adjusted for stock splits, stock dividends or similar events) and (ii) the amount of the actual Liquidation Preference of such share immediately prior to the Change of Control.

              Upon occurrence of a Change of Control, the Issuer has the right, but not the obligation, to offer to repurchase all the shares of Issuer Series A Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Issuer Series A Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to

                                  Page of Pages
the date fixed for the repurchase. If the Issuer does not offer to repurchase all the shares of Issuer Series A Preferred Stock in accordance with the Certificate of Designation, the dividend rate on the Issuer Series A Preferred Stock will increase to 16%. If the dividend rate is so increased, the Issuer will have the right (but not the obligation) (i) at any time prior to June 30, 2005 to offer to repurchase all the outstanding shares of Issuer Series A Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Issuer Series A Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase and (ii) at any time after June 30, 2005, to offer to repurchase all the outstanding shares of Issuer Series A Preferred Stock at a purchase price per share in cash equal to 100% of the Liquidation Preference of each share of Issuer Series A Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 100% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer makes such an offer, the dividend rate on the Issuer Series A Preferred Stock will be thereafter reduced to 8%.

              Holders of the shares of Issuer Series A Preferred Stock will be entitled to vote on all matters upon which the holders of the Issuer's Common Stock are entitled to vote. In exercising these voting rights, each share of Issuer Series A Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of between 51% and 75% of the then-outstanding shares of Issuer Series A Preferred Stock, voting as one class, will be required for the Issuer to take certain actions.

              For so long as LMC and its affiliates own any combination of shares of Issuer Series A-1 Convertible Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 2,687,571 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from time to time), LMC may elect one director, or if greater, such number (rounded up to the nearest whole number) equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Additionally, for so long as LMC and its affiliates own any combination of shares of Issuer Series A-1 Convertible Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 8,928,571 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from time to time), LMC may elect an additional director, or if greater, such number (rounded up to the nearest whole number) of additional directors equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Pursuant to the Certificate of Designation, holders of the Issuer Series A-2 Convertible Preferred Stock have the right to elect one director under certain circumstances.

              For so long as the HMTF ICG Entities and their affiliates own any combination of shares of Issuer Series A-2 Convertible Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 4,107,143 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events

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


affecting the Common Stock from time to time), the HMTF ICG Entities may elect one director, or if greater, such number (rounded up to the nearest whole number) equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer.

              The Certificate of Designation is incorporated by reference as
Exhibit 3 to this Statement, and the foregoing summary of the terms of the Certificate of Designation is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Common Stock Warrant Certificates

              The Issuer originally issued a certificate evidencing ownership of the LMC Warrant (the "LMC Warrant Certificate") to LMC and certificates evidencing ownership of the HMTF Warrant (collectively, the "HMTF Warrant Certificate" and, together with the LMC Warrant Certificate, the "Issuer Warrant Certificate") to the HMTF ICG Entities. The LMC Warrant entitles LMC or its permitted assigns to purchase from the Issuer up to 6,666,667 fully paid and nonassessable shares of Common Stock at an exercise price of $34.00 per share, as adjusted from time to time pursuant to the terms of the LMC Warrant Certificate. The HMTF Warrants entitle the HMTF ICG Entities and their permitted assigns to purchase from the Issuer up to 3,066,667 fully paid and nonassessable shares of Common Stock at an exercise price of $34.00 per share, as adjusted from time to time pursuant to the terms of the HMTF Warrant Certificates. The Issuer Warrant Certificate is void after April 10, 2005.

              The Issuer Warrant Certificate is incorporated by reference as
Exhibit 4 to this Statement, and the foregoing summary of the terms of the Warrant Certificate is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Item 7.       Materials to be Filed as Exhibits.

              The Reporting Persons file the following exhibits with this Amendment to the Original Schedule 13D:

              Exhibit No.        Description
              -----------        -----------
                 6               Stock Exchange Agreement, dated as of May 2,
                                 2001, by and among IDTI, IDTC , IDT America,
                                 IDT Ventures INC., a Delaware corporation, HM4
                                 Teligent Qualified Fund, LLC, a Delaware limited liability company, HM4 Teligent Private
                                 Fund, LLC, a Delaware limited liability
                                 company, HM 4-SBS Teligent Coinvestors, LLC, a
                                 Delaware limited liability company, HM PG-IV
                                 Teligent, LLC, a Delaware limited liability company, HM 4-EQ Teligent Coinvestors, LLC, a
                                 Delaware limited liability company, HM4 ICG
                                 Qualified Fund, LLC, a Delaware limited
                                 liability company, HM4 ICG Private Fund, LLC, a


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

                                 Delaware limited liability company, HM PG-IV
                                 ICG, LLC, a Delaware limited liability company, HM 4-SBS ICG Coinvestors, LLC, a Delaware limited liability company, and HM 4-EQ ICG Coinvestors, LLC, a Delaware limited liability company.


                 7               Press Release of IDT Corporation dated May 4,
                                 2001.

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



                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: May 4, 2001                    IDT CORPORATION

                                      By:  /s/ Howard S. Jonas
                                          -------------------------------
                                          Name:  Howard S. Jonas
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer



May 4, 2001                           IDT INVESTMENTS INC.

                                      By:  /s/ Howard Millendorf
                                          -------------------------------
                                          Name:  Howard Millendorf
                                          Title: President



                                           /s/ Howard S. Jonas
                                          -------------------------------
                                          Howard S. Jonas



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